SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

EXTREME NETWORKS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

30226D

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Gordon L. Stitt

President and Chief Executive Officer

3585 Monroe Street

Santa Clara, CA 95051

408 579-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

J. Howard Clowes, Esq.

Gray Cary Ware & Freidenrich LLP

153 Townsend, Suite 800

San Francisco, California 94107

(415) 836-2500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$44,383,126.00	$3,590.59

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 11,448,098 shares of common stock of Extreme Networks, Inc. having an aggregate value of $ 44,383,126 as of March 24, 2003 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory #11, effective February 25, 2003, equals $80.90 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:	$3,590.59 Schedule TO-I Extreme Networks, Inc. March 25, 2003

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Introductory Statement

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by Extreme Networks, Inc. (the “Company”) with the Securities and Exchange Commission on March 25, 2003 (the “Schedule TO”), relating to an offer by the Company to exchange certain eligible stock options to purchase shares of the Company’s common stock, par value $0.001 per share, outstanding under the Company’s Amended 1996 Stock Option Plan (the “1996 Plan”), the Company’s 2000 Nonstatutory Stock Option Plan (the “2000 Plan”) and the Company’s 2001 Nonstatutory Stock Option Plan (the “2001 Plan”), for new options (the “New Options”) that will be granted under the 1996 Plan, the 2000 Plan or the 2001 Plan upon the terms and subject to the conditions set forth in the Offer to Exchange that was filed as Exhibit (a)(1)(A) to the Schedule TO.

This Amendment No. 2 is the final amendment to the Schedule TO.

Item 4.    Terms of the Transaction

Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

The offer made by the Company pursuant to the Schedule TO expired at 9:00 p.m., Pacific Time, on April 21, 2003. Pursuant to the Offer, the Company accepted for exchange options to purchase an aggregate of 9,294,746 shares of our common stock, representing approximately 85% of the options that were eligible to be tendered in the Offer as of April 21, 2003. Subject to the terms and conditions of the Offer, the Company will grant options to purchase a maximum of 5,576,848 shares of our common stock in exchange for such tendered options.

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Item 12.    Exhibits.

(a) (1) (A)*	Offer to Exchange Certain Outstanding Options for New Options, dated March 25, 2003

(a) (1) (B)*	Press Release dated March 25, 2003

(a) (1) (C)*	Announcement from Gordon Stitt sent to employees of the Company on March 25, 2003

(a) (1) (D)*	PowerPoint Presentation about the Offer to Exchange

(a) (1) (E)*	Questions and Answers about the Offer to Exchange

(a) (1) (F)*	Form of Online Election Form, incorporated by reference to Annex 1 to the Offer to Exchange Certain Outstanding Options for New Options filed as Exhibit (a)(1)(A) hereto

(a) (1) (G)*	Form of Electronic Confirmation of Receipt of Online Election Form

(a) (1) (H)*	Form of Electronic Reminder to Employees

(a) (1) (I)*	Form of Electronic Confirmation of Participation in the Offer to Exchange

(a) (1) (J)*	Extreme Networks Annual Report on Form 10-K for its fiscal year ended June 30, 2002, filed with the Securities and Exchange Commission on September 30, 2002 and incorporated herein by reference

(a) (1) (K)*	Extreme Networks Quarterly Report on Form 10-Q for its fiscal quarter ended September 29, 2002, filed with the Securities and Exchange Commission on November 12, 2002 and incorporated herein by reference

(a) (1) (L)*	Extreme Networks Quarterly Report on Form 10-Q for its fiscal quarter ended December 29, 2002, filed with the Securities and Exchange on February 11, 2003 and incorporated herein by reference

(a) (1) (M)*	Information regarding the beneficial ownership of Company common stock by certain executive officers and directors is incorporated by reference to the Section headed “Security Ownership of Certain Beneficial Owners and Management” contained in the Company’s Proxy Statement for Annual Meeting of Stockholders filed with the Securities and Exchange Commission on October 18, 2002 and incorporated herein by reference

(a) (1) (N)*	Notice to eligible option holders, dated April 14, 2003

(b)	Not Applicable

(d) (1)*	Extreme Networks, Inc. Amended 1996 Stock Option Plan, filed as Exhibit (d)(1) to Schedule TO filed on October 31, 2001 (SEC file number 000-25711) and incorporated herein by reference

(d) (2)*	Form of Option Agreement pursuant to the Extreme Networks, Inc. Amended 1996 Stock Option Plan, filed as Exhibit (d)(3) to Schedule TO filed on October 31, 2001 (SEC file number 000-25711) and incorporated herein by reference

(d) (3)*	Extreme Networks, Inc. 2000 Nonstatutory Stock Option Plan, filed as Exhibit (d)(4) to Schedule TO filed on October 31, 2001 (SEC file number 000-25711) and incorporated herein by reference

(d) (4)*	Form of Option Agreement pursuant to the Extreme Networks, Inc. 2000 Nonstatutory Stock Option Plan, filed as Exhibit (d)(6) to Schedule TO filed on October 31, 2001 (SEC file number 000-25711) and incorporated herein by reference

(d) (5)*	Extreme Networks, Inc. 2001 Nonstatutory Stock Option Plan, filed as Exhibit (d)(7) to Schedule TO filed on October 31, 2001 (SEC file number 000-25711) and incorporated herein by reference

(d) (6)*	Form of Option Agreement pursuant to the Extreme Networks, Inc. 2001 Nonstatutory Stock Option Plan, filed as Exhibit (d)(9) to Schedule TO filed on October 31, 2001 (SEC file number 000-25711) and incorporated herein by reference

(g)	Not Applicable

(h)	Not Applicable

*	Previously filed.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

EXTREME NETWORKS, INC.

/s/ GORDON L. STITT
Gordon L. Stitt President and Chief Executive Officer

Dated: October 8, 2003

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INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

(a) (1) (A)*	Offer to Exchange Certain Outstanding Options for New Options, dated March 25, 2003

(a) (1) (B)*	Press Release dated March 25, 2003

(a) (1) (C)*	Announcement from Gordon Stitt sent to employees of the Company on March 25, 2003

(a) (1) (D)*	PowerPoint Presentation about the Offer to Exchange

(a) (1) (E)*	Questions and Answers about the Offer to Exchange

(a) (1) (F)*	Form of Online Election Form, incorporated by reference to Annex 1 to the Offer to Exchange Certain Outstanding Options for New Options filed as Exhibit (a)(1)(A) hereto

(a) (1) (G)*	Form of Electronic Confirmation of Receipt of Online Election Form

(a) (1) (H)*	Form of Electronic Reminder to Employees

(a) (1) (I)*	Form of Electronic Confirmation of Participation in the Offer to Exchange

(a) (1) (J)*	Extreme Networks Annual Report on Form 10-K for its fiscal year ended June 30, 2002, filed with the Securities and Exchange Commission on September 30, 2002 and incorporated herein by reference

(a) (1) (K)*	Extreme Networks Quarterly Report on Form 10-Q for its fiscal quarter ended September 29, 2002, filed with the Securities and Exchange Commission on November 12, 2002 and incorporated herein by reference

(a) (1) (L)*	Extreme Networks Quarterly Report on Form 10-Q for its fiscal quarter ended December 29, 2002, filed with the Securities and Exchange on February 11, 2003 and incorporated herein by reference

(a) (1) (M)*	Information regarding the beneficial ownership of Company common stock by certain executive officers and directors is incorporated by reference to the Section headed “Security Ownership of Certain Beneficial Owners and Management” contained in the Company’s Proxy Statement for Annual Meeting of Stockholders filed with the Securities and Exchange Commission on October 18, 2002 and incorporated herein by reference

(a) (1) (N)*	Notice to eligible option holders, dated April 14, 2003

(d) (1)*	Extreme Networks, Inc. Amended 1996 Stock Option Plan, filed as Exhibit (d)(1) to Schedule TO filed on October 31, 2001 (SEC file number 000-25711) and incorporated herein by reference

(d) (2)*	Form of Option Agreement pursuant to the Extreme Networks, Inc. Amended 1996 Stock Option Plan, filed as Exhibit (d)(3) to Schedule TO filed on October 31, 2001 (SEC file number 000-25711) and incorporated herein by reference

(d) (3)*	Extreme Networks, Inc. 2000 Nonstatutory Stock Option Plan, filed as Exhibit (d)(4) to Schedule TO filed on October 31, 2001 (SEC file number 000-25711) and incorporated herein by reference

(d) (4)*	Form of Option Agreement pursuant to the Extreme Networks, Inc. 2000 Nonstatutory Stock Option Plan, filed as Exhibit (d)(6) to Schedule TO filed on October 31, 2001 (SEC file number 000-25711) and incorporated herein by reference

(d) (5)*	Extreme Networks, Inc. 2001 Nonstatutory Stock Option Plan, filed as Exhibit (d)(7) to Schedule TO filed on October 31, 2001 (SEC file number 000-25711) and incorporated herein by reference

(d) (6)*	Form of Option Agreement pursuant to the Extreme Networks, Inc. 2001 Nonstatutory Stock Option Plan, filed as Exhibit (d)(9) to Schedule TO filed on October 31, 2001 (SEC file number 000-25711) and incorporated herein by reference

*	Previously filed.